# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Columbia Sportswear Company, CIK 0001050797
CUSIP: 198516106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14375 NW Science Park Drive, Portland, Oregon (OR), 97229
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001050797-25-000140
Filed by CIK 0001649637

## Reporting persons
- Joseph P. Boyle: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,183,963; shared voting power 0; sole dispositive power 2,955,090; shared dispositive power 228,873; aggregate amount beneficially owned 3,183,963 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Columbia Sportswear Company
Address of issuer's principal executive offices: 14375 NW Science Park Drive, Portland, Oregon, 97229

## Item 2. Person Filing
Name of person filing: Joseph P. Boyle
Address of principal business office or, if none, residence: 14375 NW Science Park Drive, Portland, Oregon 97229
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Under the rules and regulations of the Securities and Exchange Commission, as of December 31, 2025, Mr. Boyle may be deemed to be the beneficial owner of a total of 3,183,963 shares of Issuer Common Stock. This amount includes 178,376 stock options exercisable within 60 days of December 31, 2025.
Percent of class: Mr. Boyle's beneficial ownership of Issuer Common Stock represented approximately 5.9% of the Issuer's 53,495,370 issued and outstanding shares of such stock as of December 31, 2025.
Sole power to vote or to direct the vote: 3,183,963
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,955,090
Shared power to dispose or to direct the disposition: 228,873

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Joseph P. Boyle: /s/ JOSEPH P. BOYLE, Joseph P. Boyle (02/13/2026)